April 27, 2011

VIA [EDGAR]

Ellen J. Sazzman

Senior Counsel

Office of Insurance Products

Division of Investment Management

Securities and Exchange Commission

100 F Street, N.E.

Washington, DC 20549

Re:	Minnesota Life Insurance Company

Request for Withdrawal of Application for an Order of Approval Pursuant to Sections 11(a) and 11(c) of the

Investment Company Act of 1940 (File No. 812-13792)

Dear Ms. Sazzman:

We hereby request the withdrawal of the above-referenced exemptive application that was filed with the Securities and Exchange Commission initially on July 8, 2010 (and amended and restated on December 3, 2010), for an order pursuant to Sections 11(a) and 11(c) of the Investment Company Act of 1940, as amended.

If you have any questions or comments concerning this request, please contact the undersigned at (651) 665-4593.

Sincerely,

/s/ Timothy E. Wuestenhagen

Timothy E. Wuestenhagen Senior Counsel

cc:	Thomas E. Bisset